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EXHIBIT 12

PARK PLACE ENTERTAINMENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in millions) (unaudited)

	Years Ended December 31,
	2001		2000		1999		1998		1997
Income (loss) from continuing operations before income taxes and minority interest (1)	$(38)		$228		$247		$216		$131
Add:
Distributions from less than 50% owned companies	19		43		4		6		4
Interest expense (1)	385		441		146		87		82
Interest component of rent expense (1)(2)	7		7		5		1		2

Earnings available for fixed charges	$373		$719		$402		$310		$219

Fixed charges:
Interest expense (1)	$385		$441		$146		$87		$82
Capitalized interest	13		7		37		25		9
Interest component of rent expense (1)(2)	7		7		5		1		2

Total fixed charges	$405		$455		$188		$113		$93

Ratio of earnings to fixed charges (3)	0.9	x	1.6	x	2.1	x	2.7	x	2.4

(1)
Includes 50% owned companies.

(2)
Assumed interest component to be one-third of rent expense

(3)
Deficiency in ratio of earnings to fixed charges for the year ended December 31, 2001 is $32 million in earnings.

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PARK PLACE ENTERTAINMENT CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollar amounts in millions) (unaudited)